SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.   20594

                            FORM 12b-25

                    Notification of Late Filing

                   Commission File Number  0-26200


(Check one):   ( ) Form 10-K  ( ) Form 11-K  ( ) Form 20-F
                  (X) Form 10-Q  ( ) Form N-SAR

     For Period Ended:   December 31, 1998
                  ------------------
( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F ( )  Transition Report on
Form 11-K

( )  Transition Report on Form 10-Q ( )  Transition Report on
Form N-SAR

     For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the
Commission has
verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

The notification relates to the Form 10-Q in its entirety.
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                             PART I
                     Registrant Information

Full name of registrant

Boston Capital Tax Credit Fund IV L.P.
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Former name if applicable

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---------Address of principal executive office (Street and
Number)

One Boston Place, Suite 2100
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City, State and Zip Code      Boston, Massachusetts   02108-4406
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                             PART II
                     Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed.
(Check appropriate box.)

 --
|  |      (a)  The reasons described in reasonable
detail in Part
 --          III of this form could not be eliminated
without
             unreasonable effort or expense;
 --
|X |      (b)  The subject annual report, semi-annual
report,
 --            transition report on Form 10-K, 20-F,
11-K or
               Form N-SAR, or portion thereof will be
filed on
               or before the 15th calendar day
following the
               prescribed due date; or the subject
quarterly
               report or transition report on Form 10-
Q, or
               portion thereof will be filed on or
before the
               fifth calendar day following the
prescribed due
               date; and
 --
|  |      (c)  The accountant's statement or other
exhibit
 --            required by Rule 12b-25(c) has been
attached, if
               applicable.



                         PART III
                         Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The registrant will not be filing the requisite Form 10-Q within the prescribed time period since the registrant has not completely received and coordinated all necessary documents and other information which must be complied and reviewed in order to properly prepare the Form 10-Q in full detail.
                              PART IV
                         Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

     Marc N. Teal               617                624-8900
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     ------        (Name)               (Area Code)
     (Telephone Number)

          (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    --             --
                                   | X|  Yes    |  |  No
                                     --             --

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         --             --
                                        | X|  Yes    |  |  No
                                         --             --

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See ATTACHMENT TO FORM 12b-25.

                  Boston Capital Tax Credit Fund IV L.P.
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                (Name of registrant as specified in charter)


          Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 12, 1999                      By: /S/ JOHN P.
MANNING
     -------------------                 -------------------------
                                        John P. Manning, a
                                        partner or  Boston
                                        Capital Associates, the
                                        general partner of Boston
                                        Capital Associates IV
                                        Limited Partnership, the
                                        general partner of Boston
                                        Capital
                                        Tax Credit Fund IV L.P.


                     ATTACHMENT TO FORM 12b-25


The results from operations for the quarters ended December 31, 1998 and 1997 will be significantly different because some of the Operating Partnerships formerly under construction or in lease-up will now be at full operations. Estimating the statement of operations for those which we have not yet received information is not possible. Additionally, the Partnership has continued to offer BAC's and acquire new Operating Partnerships. As of December 31, 1997 BAC's had been issued in Series 20-31, while BAC's have been issued in Series 32, 33 and 34 since. We have been told that the missing Operating Partnership statements will be received over the next week, enabling the fund to file within the extension period.